



82-3361

Pernod Ricard

Orlando Wyndham sells its shareholding in McGuigan Simeon Wines Ltd



Paris, 30 September 2004 – Orlando Wyndham Group Pty Ltd, the Australian subsidiary of Pernod Ricard announces that it has sold its entire shareholding in McGuigan Simeon Wines Ltd, an Australian wine group quoted on the Australian Stock Exchange. Orlando Wyndham held 5.9% of the share capital of McGuigan Simeon Wines Ltd.

6.45 million shares in McGuigan Simeon Wines Ltd were sold at a price of $ Aus 4.90 (€ 2.85) on Monday 27 September 2004. The transaction amounted to $ Aus 31.61 million (€ 18.36 million).

SUPPL

<u>About Orlando Wyndham Group:</u> Since 1989 Pernod Ricard has held 100% of the share capital of Orlando Wyndham Group, the largest Australian wine and spirits company. The company specialises in the production of a large range of New World Wines: Jacob's Creek, Wyndham Estate.

<u>About McGuigan Simeon Wines Ltd</u>: McGuigan Simeon Wines Ltd is the fifth largest Australian wine group and the third largest wines quoted Australian company (code MGW). The Group achieved sales of $ Aus 323.8 million and net profit of $ Aus 40.2 million at 30 June 2004.

Exchange rate at 27 September 2004: € 1 = $ Aus 1.7216

For more information, please contact:

Francisco de la VEGA, Communications VP, Tel: (33 1) 41 00 40 96
Patrick de BORREDON, Investor Relations VP, Tel: (33 1) 41 00 41 71
Florence TARON, Press Relations Manager, Tel: (33 1) 41 00 40 88
Barbara M. BURNS, BBA Communications, New York, Tel: (212) 486 1140

or visit our web site at www.pernod-ricard.com

PROCESSED
OCT 0 5 2004
THOMSON FINANCIAL

REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS - 75783 PARIS CEDEX 16 - SOCIETE ANONYME WITH A SHARE CAPITAL OF € 218,500,651.10
TELEPHONE: + 33 01 41 00 40 95 - FAX: + 33 1 41 00 40 85 - R.C.S. PARIS B 582 041 943